FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT  NO.          DESCRIPTION

99.1                            Press Release dated February 9, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: February 9, 2009	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

Joint News Release

B2Gold and Central Sun Sign Definitive Agreements

Vancouver and Toronto, February 9, 2009 – B2Gold Corp. (TSX: BTO) (“B2Gold” or the “Company”) and Central Sun Mining Inc. (TSX: CSM) (NYSE ALTERNEXT US: SMC) (“Central Sun” or “CSM”) announce that they have signed a definitive arrangement agreement relating to the previously announced business combination of B2Gold and Central Sun (the “Transaction”). In addition, B2Gold and Central Sun have signed a definitive agreement for the previously announced Cdn$10 million convertible loan from B2Gold to Central Sun (the “B2Gold Loan”).

The material terms of the B2Gold Loan are as previously disclosed, except that the B2Gold Loan will be repayable on June 20, 2009 and Central Sun’s option to convert the B2Gold Loan into CSM shares if the Transaction does not proceed now allows Central Sun to convert all or any portion of the B2Gold Loan at 100% of the 5-day volume weighted average trading price of the CSM shares on the TSX for the five trading days following termination of the arrangement agreement and to repay any unconverted portion in cash. Central Sun’s option to convert expires 30 days after the date of termination of the arrangement agreement, provided that, to the extent that Central Sun shareholder approval is required for the issuance of CSM shares on the optional conversion, that portion of the B2Gold Loan must either be converted into CSM shares or repaid in cash within 60 days from the date on which Central Sun gives a notice of conversion.

The material terms of the Transaction are as previously disclosed and the Transaction remains subject to regulatory, court, and Central Sun shareholder approvals. The date of the special meeting of Central Sun shareholders to approve the Transaction is set for March 20, 2009 and the record date for receiving notice of, and the right to vote at, the Central Sun shareholders meeting is February 17, 2009.

The TSX has conditionally approved the listing of the up to 15,535,997 CSM common shares (25% of Central Sun’s issued and outstanding shares) that may be issuable upon conversion of the B2Gold Loan. Under the loan agreement, B2Gold’s conversion right is limited to that portion of the B2Gold Loan that would result in B2Gold receiving 9.9% of the issued and outstanding CSM shares at the time of conversion. Central Sun’s optional conversion right under the loan agreement allows it to convert up to 100% of the B2Gold Loan into CSM shares and, accordingly, the listing of such CSM shares in excess of the number conditionally approved for listing remains subject to regulatory approval, which may include a requirement for Central Sun shareholder approval for the issuance of any additional CSM shares.

The combination of B2Gold and Central Sun will result in B2Gold commencing with initial production of approximately 45,000 ounces of gold per year and a planned production of approximately 130,000 ounces of gold per year following completion of the Orosi Mill Project scheduled for the fourth quarter of 2009. The combined company will also have exploration properties in Nicaragua, Colombia, Panama and Russia.

About B2Gold

B2Gold is a Vancouver based mineral and exploration company founded by the former management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a

Cdn$3.5 billion transaction in February 2007. B2Gold completed a Cdn$100 million Initial Public Offering on the TSX Venture Exchange on December 6th, 2007 and has recently graduated to the Toronto Stock Exchange, trading under the symbol BTO. The company’s corporate objective is to capitalize on the extensive experience and relationships that its management team has developed in the mining business over the past 25 years, to build an intermediate gold company through exploration and acquisitions. B2Gold has amassed interests in a portfolio of exploration properties in Colombia and Far East Russia.

About Central Sun

Central Sun is a gold producer with mining and exploration activities focused in Nicaragua. Central Sun operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds a 60% interest in the Cerro Quema Project in Panama, a 100% interest in La India property and an option to acquire a 100% interest in the Mestiza gold property both of which are located 70 kilometres by road east of its operating Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

On Behalf of B2GOLD CORP.	On BEHALF OF CENTRAL SUN MINING INC.

“Clive T. Johnson”	“Peter Tagliamonte”
President and Chief Executive Officer	President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

For more information on Central Sun please visit the Company web site at www.centralsun.ca or contact:

Peter Tagliamonte

President and Chief Executive Officer

416-860-0919

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Central Sun or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of B2Gold, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy B2Gold shares in the United States will only be made pursuant to a prospectus and related offer materials that B2Gold expects to send to holders of Central Sun securities, subject to the requirements of applicable law. The B2Gold shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, which would contain detailed information regarding B2Gold and its management, as well as its financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Information This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of B2Gold and Central Sun and its projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed B2Gold Transaction, the terms and conditions of the B2Gold Transaction, the benefits of the proposed B2Gold Transaction, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, expected production, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”,

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“intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on various assumptions and on the best estimates of CSM or B2Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company (and the company resulting from the successful completion of the proposed B2Gold Transaction) to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of B2Gold and Central Sun not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed B2Gold Transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified under “Risk Factors” disclosure sections in the documents filed under the profile of SEDAR by CSM and/or B2Gold from time to time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

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